UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chief Executive Officer; Resignation of Chief Executive Officer

On May 1, 2023, the Board of Directors (the “Board”) of Kazia Therapeutics Limited (the “Company”) announced that Chief Executive Officer and Managing Director, Dr James Garner, has resigned from the Company.

Dr. John Friend, Chief Medical Officer of the Company will immediately assume the role of Chief Executive Officer, and will in due course join the Board as Managing Director.

Dr. Friend joined Kazia as Chief Medical Officer in November 2021. Since that time, he has been responsible for managing, and instrumental in expanding Kazia’s portfolio of clinical programs.

Dr. Friend is an accomplished physician executive with a more than 25 year career history and extensive background in establishing and leading critical business units in small to mid-sized biopharmaceutical companies. Prior to joining Kazia, he was Chief Medical Officer at Cellectar Biosciences, Inc (NASDAQ: CLRB), a clinical-stage, oncology-focused biotech company based in Florham Park, NJ. Prior to his time at Cellectar, he held executive roles with responsibility for research & development, regulatory affairs, medical affairs, pharmacovigilance and risk management at various pharmaceutical companies including Helsinn, Akros Pharma, Actavis, Alpharma, Hospira and Abbott.

Dr. Friend gained his medical degree at Rutgers University (UMDNJ-Robert Wood Johnson) and also holds a BA in chemistry from Southern Methodist University.

Dr. Garner will remain engaged through a transitional period to ensure a smooth handover of operational activities.

On May 1, 2023, the Company issued an ASX announcement titled, “Kazia Announces Executive Leadership Changes.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quotes of Iain Ross and Dr. John Friend in Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	ASX Announcement of Kazia Therapeutics Limited dated May 1, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: 1 May 2023